LAW OFFICES OF

DERENTHAL & DANNHAUSER LLP

LAKE MERRITT PLAZA

1999 HARRISON STREET, 26TH FLOOR

OAKLAND, CALIFORNIA 94612

(510) 350-3070

FACSIMILE: (510) 834-8309

September 16, 2013

BY EDGAR

Ms. Pamela A. Long, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ATEL 16, LLC (the “Company”)

Pre-Effective Amendment No. 3 to

Registration Statement on Form S-1

SEC File No. 333-188924

Dear Ms. Long:

Concurrently with this letter, we are filing pre-effective amendment no. 3 to the above referenced registration statement.

This letter includes our supplemental responses to the comments in your letter of July 31, 2013, addressed to Paritosh K. Choksi. The numbered paragraphs set forth below correspond to the numbered comments in your letter. References to revised language in the prospectus and registration statement are to pre-effective amendment no. 3.

General

1.	Please accept our apologies for the repeated typographical problems with the cover and Part II. We have been assured by the printer that the problem is resolved. We will carefully check the EDGAR version to confirm that prior to filing the amendment.

The Fund as an Emerging Growth Company, page 72

2.	We understand that the absolute statements by the Company that it will never satisfy certain of the conditions for terminating emerging growth company status may seem inappropriate. But, given the structure of the Company and the nature of its business, these are factually accurate statements that can and should be made despite being predictions of future developments. The Company believes that it is most accurate to state that these conditions will not be met and, consequently, that the Company will terminate emerging growth company status only after the five year period has run.

Ms. Pamela A. Long

September 16, 2013

We will address the basis for an absolute statement that each of the other conditions will not possibly be satisfied (each labeled (a), (c) and (d) to correspond to the prospectus presentation):

(a)	The amount of capital available for investment in the Company's portfolio limits its potential annual revenues to well below the $1 billion threshold.

All of the Company's leasing and financing transactions will be structured in a manner designed to amortize the capital invested in the portfolio asset and provide an investment return on the capital through periodic lease or loan payments. The terms for repayment will vary, but, as stated in the prospectus, leases, constituting the bulk of the portfolio, will generally be from 36 to 84 months. The leases will be priced and structured so that, over their terms, the Company will receive a return of a significant portion of its capital investment, plus an annual yield on its capital, which is typically a spread of from five to ten percentage points higher than prevailing interest rates. While most leases will involve some projected residual value for the leased equipment after the initial term, and these residual values are a key to potentially hedging against inflation and enhancing the overall return to investors, the assets are nevertheless economically depreciating capital equipment. The residual value of the asset, even with inflation, will be substantially lower after it has been in use for three to seven years. The Company will not invest in any equipment with an expectation that it will be able to sell it after years of use for more than a fraction of its cost when new. For loan transactions, the capital invested (the principal amount of the loan) will be amortized completely over the term of the loan with payments of principal and interest calculated as a percentage of the capital invested. While the Company expects to obtain some equity interests or rights from its borrowers, with the objective that any significant returns on the capital invested in the purchase or exercise of these equity rights may enhance overall investor returns, but these equity interests are too limited a portion of the portfolio to cause any overall portfolio appreciation even at the most optimistic multiplication of value for an individual transaction.

Even if the gross proceeds are not reduced by front end offering costs and necessary capital reserves, the maximum offering amount plus maximum debt permitted under the Operating Agreement could never exceed $300 million ($150 million in gross offering proceeds plus debt limited to 50% of the aggregate purchase price of portfolio assets). Depending on prevailing interest rates and other economic conditions, the Company could expect to generate lease and loan payments of perhaps 12% to 18% per annum on its gross portfolio investment. Out of that cash flow, the Company must pay its administrative expenses, management fees and other operating expenses. It must distribute to investors from 7% to 9% per annum, with any balance available to reinvest during the six year reinvestment period. Even with portfolio reinvestment to expand the asset base, it is impossible under any foreseeable economic or market circumstances that the Company's portfolio could generate $1 billion in revenue in any year. A review of the sponsor's prior programs operated over the past 27 years in a variety of economic climates would demonstrate that annual revenues have always been a fraction of total initial capital, and have never approached an amount equal to equity capital raised. As you are aware, the maximum offering amount the Company may raise is itself only 15% of the $1 billion revenue figure it would have to achieve to meet this condition.

Ms. Pamela A. Long

September 16, 2013

(c)	As noted, total Company indebtedness is limited by the terms of the Operating Agreement to a level well below the $1 billion in non-convertible debt contemplated by this condition.

(d)	The Company cannot achieve an asset value or equity market value of $700 million under any conceivable set of circumstances.

For the Company to reach the status of "large accelerated filer" would require an aggregate worldwide market value for the Company's equity of $700 million or more. As discussed above, virtually all of the Company's investment portfolio will be, by design, economically depreciating assets. The Company's investment portfolio will be structured to provide cash distributions to investors that will return their capital, defer taxable income and provide a desirable return on their investments through the internal rate of return calculated on the timing and amount of their stream of these cash distributions. The Company will be an asset pool with limited life cycle in which it acquires assets, holds them for generation of financing income streams, and, after six to eight years begins to sell and dispose of its assets with the objective of total liquidation in approximately ten years from the start of its offering. Given the nature of its portfolio and the limited life cycle, we can see no possible circumstance in which a buyer would see a value in the company in excess of the value of its assets, and the value of the Company's assets would have to be more than double the aggregate initial purchase cost of Company assets to reach $700 million. The Company's assets will not be capable of such appreciation.

The Company in its Operating Agreement, limits the transferability of its Units in order to assure that no secondary market or substantial equivalent of a secondary market develops for the Units, as those terms are used in the IRS's publicly traded partnership rules. In order to do so, the Company must limit any market transactions to not more than 2% of the outstanding Units per annum to satisfy a safe harbor under IRS rules and must not otherwise cooperate in the development of any secondary market for the Units. If the Units are deemed publicly traded under applicable IRS rules, the Company would become taxable as a corporation, paying tax on its income at the Company level, and lose its ability to pass through income and loss to Unit holders, and Unit holders would pay tax on all cash distributions as dividends to the extent of Company earnings and profits. If this were to occur, it would destroy the economic foundation for achievement of the Company's investment objectives. So, as disclosed in the prospectus, no market will be permitted to develop for the Units.

Ms. Pamela A. Long

September 16, 2013

We have been advised in the past by SEC staff that, because of the limitations on marketability of the Units, and absence of any market in the interests, these entities are deemed to have no "public float" or public "market value." For example, we were advised that, if an entity structured like the Company were to close an offering and issue $250 million of its equity securities, but not permit any public market in its equity in order to achieve its tax structure objective, it would not meet the transaction requirements of General Instruction I.B.1. ("...the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant is $75 million or more...") for using Form S-3, because it would have no recognized market, so no market value for its equity.

The Company's assets will depreciate over time and there will never be any market for the Units it issues. For these reasons, the Company believes that it is not possible that it would ever satisfy the "market value of equity" condition for becoming a large accelerated filer.

In addition to the foregoing comments, on August 21 we received a telephonic comment from Ms. Jaskot on proposed supplemental sales materials submitted with our letter to you dated August 14, 2013. One of the statements in these proposed materials, concerning receipt of all lease receivables over the last five years, was without a foundation in the track record tables because not all programs with leasing activity during the covered period are included in those tables. We have added language to the prospectus in the narrative summary under "Prior Performance Summary" and in the introductory narrative to "Exhibit A - Prior Performance Information" to provide the necessary prospectus reference for the cited statements in the sales materials.

Please contact the undersigned with any questions or comments concerning this filing.

Very truly yours,

/s/ Paul J. Derenthal
Paul J. Derenthal

cc:	Melissa Rocha, Senior Assistant Chief Accountant

Erin Jaskot, Staff Attorney

Jeff Gordon, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

Mr. Dean L. Cash

Mr. Paritosh K. Choksi

Mr. Samuel Schussler

Vasco Morais, Esq.